The Cushing Renaissance Fund

8117 Preston Road, Suite 440

Dallas, TX 75225

                September 24, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: John Ganley

Re:	The Cushing Renaissance Fund
Registration Statement on Form N-2
(File Nos. 333-170869 and 811-22499)

Dear Mr. Ganley:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, The Cushing Renaissance Fund (the “Fund”) hereby requests acceleration of the effective date of the above-captioned Registration Statement so that it may become effective by 1:00 PM, Eastern time, on September 25, 2012 or as soon as practicable thereafter.

The Fund hereby acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filing; (2) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (3) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (4) it may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Fund hereby requests that you notify Kevin Hardy (312-407-0641) of Skadden, Arps, Slate, Meagher & Flom LLP by telephone once the Registration Statement has been declared effective.

Sincerely, THE CUSHING RENAISSANCE FUND

By:	/s/ Barry Y. Greenberg
Barry Y. Greenberg Chief Compliance Officer and Secretary